# Offering Statement for Forever Young Technologies, INC (“Melanence”)



| | |
|---|---|
| **Paul Riss:** | paul@netcapital.com |



## The Company

1. **What is the name of the issuer?**

Forever Young Technologies, INC

1042 N. Mountain Ave
Suite B 374
Upland, CA 91786

# Eligibility

2. **The following are true for Forever Young Technologies, INC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

# Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   ***Name***
   Sean Ewing

   ***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
   Sean is the CFO for Melanence. Sean has 9+ years of corporate finance experience. Sean has proven skills to identify variances between projected and actual expenses, update profit and loss statements to complete forecasting. Sean has vast knowledge and experience to increase profits and decrease losses while growing alongside colleagues and executives to reach organizational goals. His polished talents include streamlining standard operating procedures while maintaining positive morale. Forever Young Technologies, INC, Chief Financial Officer May 2020 -present; Senior Financial Analyst, KARL STORZ Endoscopy America - 2017 - Present; Financial Analyst, Nexon America - 2016 - 2017

**Name**
Ashley Williams

**Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates**
Ashley Williams is the Senior Product Manager for Melanence. Ashley is an expert brand & product development manager. Ashley began her career in the retail industry and then shifted to the product marketing industry where she has grown and developed the last 10 years. Creativity and passion are part of Ashley's DNA. Her life motto is "I am given what I was built to handle!" There is nothing that comes her way that she was not destined to handle. With an engineer for a husband and 2 beautiful (busy) daughters, Ashley is always being kept on her toes. She is passionate about ed-tech, the arts, health & wellness, and continual growth of self. Forever Young Technologies, INC, Senior Product Manager May 2020-present; Assistant Brand Manager, Just Play LLC - 2019 - 2020; Administrative & Project Specialist II, Kaiser Permanente - 2018 - 2019; Assistant Marketing Manager, Mattel - 2016 - 2017

**Name**
Simone Justice

**Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates**
Simone is the COO for Melanence. Simone is a social entrepreneur & operations guru. After graduating from Monroe College in New Rochelle, New York, she jumped headfirst into the cycling industry, where she quickly became a highly sought after leader in the industry. Simone has 9+ years of experience building and growing highly effective teams and systems, and will help to ensure Melanence is operating at the maximum output as the COO. Forever Young Technologies, INC, Chief Operations Officer May 2020-present; Operations Manager, Bicycle Transit 2017-2020; Sales Associate, Trek Bicycle Corporation, 2015-2017

**Name**
Juan Young

**Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates**
Juan Young is the CEO & Founder of Melanence. Juan is a social entrepreneur who is dedicated to empowering, inspiring & uniting communities of color. Juan's "WHY" is to be a light for communities that are often overlooked, under-estimated and under-valued. Juan has had the opportunity to work in different industries, but one thing remains the same, his steadfast commitment to leaving this world better than he found it. Forever Young Technologies, INC, Chief Executive Officer May 2020-present; Marketing Manager, Chaffey Federal Credit Union, Bicycle Transit 2017-2020; Director of Programs & Marketing, Young Center F.A.C.E- Jan 2008 – 2020; Marketing Coordinator, Events, Bicycle Transit Systems- Jul 2017 – 2019; Multicultural Programs & Admissions Associate, Independent School Alliance for Minority Affairs- Aug 2014 – Mar 2016

# Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

### Juan Young

| | |
|---|---|
| **Securities:** | 9,000,000 |
| **Class:** | Common Stock |
| **Voting Power:** | 100.0% |

# Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Forever Young Technologies, INC (Melanence) is a professional, career & personal development platform created for and by communities of color. Through a variety of unique technical and soft skill courses taught by industry experts, Melanence empowers communities of color to change the world. Forever Young Technologies, INC (Melanence) leverages technology to address the educational inequalities in professional & career development. We aim to create and curate educational material for communities of color, the demographic most affected by educational inequalities, and combine effective & engaging functionality tailored to the exact needs of a very specific target audience. Our Mission is to empower communities of color, to change the world. WHAT MAKES Forever Young Technologies, INC (MELANENCE) DIFFERENT? NICHE MARKET FOCUS- By hyper-focusing on communities of color, we should be able to deliver more value than our competitors to a very large, specific demographic. POSITIONING- We are positioning ourselves as an affordable & accessible option for communities of color, something that we believe differs from our competitors. EXECUTION- The successful implementation of a strong and robust strategy should give any organization a significant competitive advantage. Our team is uniquely qualified to execute the go-to-market strategy. OUR TEAM Our team is uniquely qualified to execute the go-to-market strategy. Every member of our team is a social entrepreneur, which shapes the way we think and our motivation for seeing Melanence succeed. Who better to bring this product to market than a team of skilled individuals who are also the target consumer?

Melanence currently has 1 employees.

# Risk Factors

*A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.*

*In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been*

7. **Material factors that make an investment in Forever Young Technologies, INC speculative or risky:**

   1. We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flow.

   2. We could be liable for breaches of security on our website, fraudulent activities of our users, or the failure of third party vendors to deliver transaction processing services, including credit card transactions. A fundamental requirement for operating an Internet-based business is the secure transmission of confidential information and media over public networks. Although we design our systems and processes to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results. The law relating to the liability of providers of online payment services is currently unsettled and states may enact their own rules with which we may not comply. We plan to rely on third party providers to process and guarantee payments made by our customers up to certain limits, and we may be unable to prevent our customers from fraudulently receiving goods and services. Our liability risk will increase if a larger fraction of transactions effected using our services involve fraudulent or disputed credit card transactions.

   3. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may underperform the technology utilized by our competitors.

   4. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

   5. We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than we do, or superior products to those we develop. It should further be assumed that competition will intensify.

6. We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

7. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

8. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

9. Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We will increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

10. An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. We depend on various information systems to support our customers' requirements and to successfully manage our business. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance, which we expect to acquire in the future. This disruption might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, cyber attacks, and other malicious activity, as well as natural disasters, power outages, terrorist attacks

and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers. If we do not respond to technological changes or upgrade our site and technology systems, our growth prospects and results of operations could be adversely affected. To remain competitive, we must plan to enhance and improve the functionality and features of our website and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

11. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other executive officers could harm the Company's business, financial condition, cash flow and results of operations.

12. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

13. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

14. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of

1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

15. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

16. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

17. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

18. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

19. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

20. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

21. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

22. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

23. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

# The Offering

Forever Young Technologies, INC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $250,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

Melanence intends to use a large portion of the funds raised to further develop and improve the Melanence platform. The company will use a significant portion of the funds for advertising & marketing efforts as well. At this stage of the business, ensuring a great user experience is very important for widespread user adoption.

9. **How does the issuer intend to use the proceeds of this offering?**

| Uses | If Target Offering Amount Sold | If Maximum Amount Sold |
| --- | --- | --- |
| Intermediary Fees | $490 | $12,250 |
| Technology Development | $0 | $120,000 |
| Legal and Administrative | $0 | $10,000 |
| Marketing and Advertising | $9,510 | $62,750 |
| Executive Compensation | $0 | $45,000 |
| **Total Use of Proceeds** | **$10,000** | **$250,000** |

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Forever Young Technologies, INC must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

# Ownership and Capital Structure

## The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.50 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

## Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild,

grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

# Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

## Securities

| Class of Security | Amount Authorized | Amount Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Common Stock | 10,000,000 | 9,000,000 | Yes | |

## Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The company has no existing debt that is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and Directors can be added or removed by Shareholder vote. As minority owners, the Netcapital investors are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At the issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional shares of our common stock will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to renegotiate our related-party debt if our related-party lenders demand that we begin making principal or interest payments. Any renegotiation may be on less favorable terms or may require that we refinance the related-party debt. We may need to raise additional funds through public or private debt or sale of equity to pay the related-party debt. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if our related-party lenders do not continue to cooperate with us, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by manager(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

    | | |
    |---|---|
    | **Creditor(s):** | Shareholder Loan |
    | **Amount Outstanding:** | $63,910 |
    | **Interest Rate:** | 0.0% |
    | **Maturity Date:** | Payable On Demand |
    | **Other Material Terms:** | |

    The loan is provided by CEO Juan Young to cover organizational expenses until now.

25. **What other exempt offerings has Forever Young Technologies, INC conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    Yes.

    If yes, for each such transaction, disclose the following:

| Specified Person | Relationship to Issuer | Nature of Interest in Transaction | Amount of Interest |
|---|---|---|---|
| Juan Young | CEO | Loan | $63,910 |

# Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Melanence is a new company that is still pre-revenue. Our average monthly burn rate is approximately $6,000, with an average allocation of 10% towards sales and marketing, 40% to development, 45% to G&A, and 5% to operations/customer success. We currently have metrics around the user base. With this raise, we plan to allocate a higher percentage to development, as well as to sales and marketing. We believe these activities will result in the traction we will need to court venture capital funding. We intend to raise a $2 million round in 2021. We plan to continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. Given our progress, we believe a selling price of $0.50 per share is appropriate.

# Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

## Taxes

| Total Income | Taxable Income | Taxes Paid |
|---|---|---|
| $0 | $0 | $0 |

See attachments:

|  |  |
|---|---|
| Income Statement: | income.pdf |
| Balance Sheet: | balancesheet.pdf |

| | |
|---|---|
| **Cash Flow Statement:** | cashflow.pdf |
| **Change in Equity Statement:** | changeinequity.pdf |
| **Principal Executive Certification:** | executivecertification.pdf |

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

   1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
      1. in connection with the purchase or sale of any security?
      2. involving the making of any false filing with the Commission?
      3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

   2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
      1. in connection with the purchase or sale of any security?;
      2. involving the making of any false filing with the Commission?
      3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

   3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
      1. at the time of the filing of this offering statement bars the person from:
         1. association with an entity regulated by such commission, authority, agency or officer?
         2. engaging in the business of securities, insurance or banking?
         3. engaging in savings association or credit union activities?
      2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

   4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
      1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
      2. places limitations on the activities, functions or operations of such person?
      3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

      If Yes to any of the above, explain:

   5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
      1. any scienter-based anti-fraud provision of the federal securities laws, including without

limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Forever Young Technologies, INC answers 'NO' to all of the above questions.


# Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcription Hi, my name is Juan Young, and I'm the CEO and Founder of Melanence. Melanence is a professional, career, and personal development platform for communities of color. The mission of Melanence is to empower communities of color to change the world. Let you in on a little secret. Melanence is a combination of words. It is melanated and excellence put together to create Melanence. We've surveyed over a thousand people. We asked them, "How important is it to have instructors or teachers who look like you?" And 99 percent of them said it's important to see themselves in the person who is training them. And so, a platform like Melanence makes it easier for communities of color to be able to see themselves in the curriculum, see themselves in the instructors, see themselves in that space that they're aspiring to get to. Supporting this equity crowdfunding campaign means that you believe in a more equitable, a more inclusive, a more accepting society, and you believe that leveling the playing field, when it comes to education, is key. My 2-year-old son, when he's my age, will be able to look back and see the things that we did, how we changed the world and how we made a conscious decision to say, "No more." We've been banging on the doors to be able to be let in, and what we decided to do was to build our own door. Now, you have an opportunity to walk through the door with us. Supporting this equity crowdfunding campaign means the world to me and to those who will come after us. So, we appreciate you so much and welcome to the Melanence family. Adhering to SEC's temporary Rule 201(z)(3) On May 4th, the Securities and Exchange Commission (the "SEC") announced that it is providing temporary, conditional relief for established smaller companies affected by COVID-19. In addition to other relief measures, the SEC adopted temporary Rule 201(z)(3) that allows eligible issuers to raise up to $250,000 within the preceding 12-month period without a CPA firm's review report. Please be advised that we are seeking to raise up to $250,000 and we are providing you with financial statements and certain information from our Federal income tax returns, both certified by our principal executive officer, in accordance with 17 CFR 227.201(t)(1) ("Rule 201(t)(1)"), instead of the financial statements reviewed by an independent public accountant that would otherwise be required by 17 CFR

227.201(t)(2) ("Rule 201(t)(2)"). This temporary relief applies to us because reviewed or audited financial statements are not otherwise available.

The following documents are being submitted as part of this offering:

Governance:

| | |
|---|---|
| Certificate of Incorporation: | certificateofincorporation.pdf |
| Corporate Bylaws: | corporatebylaws.pdf |

Opportunity:

| | |
|---|---|
| Offering Page JPG: | offeringpage.jpg |

Financials:

| | |
|---|---|
| Additional Information: | otherfinancial.pdf |

# Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.melanence.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.